EXHIBIT 99l


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

May 2, 2002

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on May 2, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On May 2, 2002 Kinross Gold Corporation announced its intention to deliver into its relatively small gold forward sales and not replace these hedges due to the improving environment for the gold sector and for Kinross in particular.

Item 5.   Full Description of Material Change

Kinross Gold Corporation announces the intent to deliver into its relatively small gold forward sales and not replace these hedges due to the improving environment for the gold sector and for Kinross in particular. Although Kinross has never maintained a very large gold hedge position, the Company has periodically adjusted its gold hedges depending on specific market circumstances. During the difficult times for gold prices over much of the last five years, it was prudent for the Company to have at least a modest gold hedge position due to the magnitude of financial leverage inherent in the Consolidated Balance Sheet of Kinross. The Company entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The  outstanding  number  of  ounces,   average  expected  realized  prices  and
maturities for the gold commodity derivative contracts as at April 30, 2002 were as follows:


                    Ounces                                  Call Options            Average
                    Hedged               Average                Sold                Strike
    Year            000 oz                Price                000 oz                Price
-----------------------------------------------------------------------------------------------

    2002             225                  $289                    50                 $340
    2003             138                   277                   100                  320
    2004             138                   277                    50                  340
    2005              38                   296                     -                    -
           ----------------------                      ----------------------
    Total            539                                        200
           ======================                      ======================


Robert M. Buchan, Chairman & CEO stated that "In a word, Kinross' approach to gold hedging could be described as opportunistic. Our modest exposure to gold forward contracts has served Kinross well over the past several years, allowing the company to consistently realize higher gold prices than available spot prices and generate significant cash flow that has generally been used to increase cash balances or reduce debt. Our

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small  position in call options sold, is a residual from a strategy  employed to partially finance the acquisition of a portion of our massive land position in Timmins in the fall of 1999, when the gold price became very volatile after establishing a 20-year low in August of 1999. We are now in a new environment requiring a fresh look at our approach to gold hedging and we have concluded that delivering into our modest gold book is appropriate."

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.  Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 3rd day of May, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary